UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KRONOS BIO, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

50107A104
(CUSIP Number)

Norbert Bischofberger, Ph.D.
1300 So. El Camino Real, Suite 400
San Mateo, California 94402
Telephone: (650) 781-5200
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50107A104

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Norbert Bischofberger, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not applicable
6.	Citizenship or Place of Organization Norbert Bischofberger, Ph.D.: USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 5,721,326 (1)
	8.	Shared Voting Power 8,430,616 Shares (2)
	9.	Sole Dispositive Power 5,721,326 (1)
	10.	Shared Dispositive Power 8,430,616 Shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,151,942 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 23.6% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)   Includes 3,378,785 shares of common stock issuable within 60 days of the date of this report upon the vesting and settlement of restricted stock units and the exercise of stock options held by the Reporting Person.

(2)   Includes (a) 7,375,616 shares of common stock beneficially owned by the Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994, of which Dr. Bischofberger is a trustee, (b) 263,750 shares of common stock beneficially owned by Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020, of which Dr. Bischofberger is a trustee, (c) 263,750 shares of common stock beneficially owned by Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020, of which Dr. Bischofberger is a trustee, (d) 263,750 shares of common stock beneficially owned by Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020, of which Dr. Bischofberger is a trustee and (e) 263,750 shares of common stock beneficially owned by Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020, of which Dr. Bischofberger is a trustee.

(3)   This percentage is calculated based on 60,094,409 shares of common stock outstanding as of May 3, 2024 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 9, 2024, plus 3,378,785 shares of common stock underlying the restricted stock units and options described in note (1) above in accordance with Rule 13d-3(d)(1) under the Exchange Act.

CUSIP No. 50107A104

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not applicable
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 7,375,616 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,375,616 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,375,616 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 12.3% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)   This percentage is calculated based on 60,094,409 shares of common stock outstanding as of May 3, 2024 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 9, 2024.

CUSIP No. 50107A104

1.
Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only)

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not applicable
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 263,750 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 263,750 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 263,750 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.4% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)   This percentage is calculated based on 60,094,409 shares of common stock outstanding as of May 3, 2024 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 9, 2024.

CUSIP No. 50107A104

1.
Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only)

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not applicable
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 263,750 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 263,750 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 263,750 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.4% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)   This percentage is calculated based on 60,094,409 shares of common stock outstanding as of May 3, 2024 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 9, 2024.

CUSIP No. 50107A104

1.
Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only)

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not applicable
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 263,750 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 263,750 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 263,750 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.4% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)   This percentage is calculated based on 60,094,409 shares of common stock outstanding as of May 3, 2024 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 9, 2024.

CUSIP No. 50107A104

1.
Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only)

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not applicable
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 263,750 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 263,750 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 263,750 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.4% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)   This percentage is calculated based on 60,094,409 shares of common stock outstanding as of May 3, 2024 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 9, 2024.

Explanatory Note: This Amendment No. 1, which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2023 (the “Original Schedule 13D”) filed on behalf of Norbert Bischofberger, Ph.D., Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994, Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020, Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020, Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020, Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020, (collectively, the “Reporting Persons”) relates to the common stock, $0.001 par value per share (the “Common Stock”), of Kronos Bio, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein have the meanings given to such terms in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 3:

Between June 10, 2024 and June 12, 2024, Norbert Bischofberger, Ph.D., Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994 purchased an aggregate of 3,005,122 shares of Common Stock of the Issuer in the open market at purchase prices ranging from $0.7392 to $1.30 per share.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) (b) The following information with respect to the ownership of Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of June 12, 2024:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(2)
Norbert Bischofberger, Ph.D. (1)	5,721,326	5,721,326	8,430,616	5,721,326	8,430,616	14,151,942	23.6%

Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994	7,375,616	7,375,616	0	7,375,616	0	7,375,616	12.3%

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020	263,750	263,750	0	263,750	0	263,750	0.4%

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020	263,750	263,750	0	263,750	0	263,750	0.4%

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020	263,750	263,750	0	263,750	0	263,750	0.4%

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020	263,750	263,750	0	263,750	0	263,750	0.4%

(1)           Includes an aggregate of 3,378,785 shares of common stock underlying restricted stock units and options which have vested or will vest within sixty (60) days of this Schedule 13D.

(2)           This percentage is calculated based on (i) 60,094,409 shares of common stock outstanding as of May 3, 2024 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 9, 2024 and (ii) 3,378,785 shares of common stock underlying the restricted stock units and options, as applicable.

(c) Except as set forth herein, the Reporting Person has not effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

A.	Agreement regarding filing of joint Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2024

/s/ Norbert Bischofberger, Ph.D.
Norbert Bischofberger, Ph.D.

Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee